PROSPECTUS

1,317,707 Shares of Common Stock

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     This prospectus covers 1,317,707 shares of our common stock, $0.01 par value, that may be offered for resale from time to time by certain of our shareholders who are identified later in this prospectus. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

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     Our common stock is traded on the New York Stock Exchange under the symbol “MLR”. On June 9, 2004, the last sales price of our common stock as reported by the NYSE was $10.30 per share.

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This investment involves risk. See “Risk Factors” beginning on Page 2.

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     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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The date of this prospectus is June 10, 2004

     No dealer, sales person, or other individual has been authorized to give any information or to make any representations not contained in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the shares in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof. This prospectus includes trademarks of ours. All other trademarks appearing in this prospectus are the property of their respective holders.

i

SUMMARY

The Company

General

     Miller Industries, Inc. is the world’s largest manufacturer of vehicle towing and recovery equipment, with executive offices in Ooltewah, Tennessee and Atlanta, Georgia, and manufacturing operations in Tennessee, Pennsylvania, France and England.

     Since 1990, we have developed or acquired several of the most well-recognized brands in the towing and recovery equipment manufacturing industry. Our strategy has been to diversify our line of products and increase our market share in the industry through a combination of internal growth and development and acquisitions of complementary businesses.

     In February 1997, we formed our towing services division, RoadOne, to offer a broad range of towing and transportation services. We subsequently disposed of all towing services operations. In addition, we have made the decision to sell our distribution group. As a result of these decisions, both the towing services segment and the distribution group have been classified as discontinued operations. As of December 31, 2003, we had sold or closed all of our RoadOne terminals and one distributor location.

     We were incorporated in the State of Tennessee in April 1994. The address of our principal executive office is 8503 Hilltop Drive, Ooltewah, Tennessee 37363, and our telephone number is (423) 238-4171. We invite you to visit our web site at http://www.millerind.com. The information contained on our web site is not incorporated in this prospectus.

Recent Developments

     On May 26, 2004, we completed a private placement of 480,000 shares of our common stock to certain accredited investors. The proceeds from this private placement, together with additional borrowings under our senior credit facility, were used to retire approximately $5.4 million of our subordinated debt and approximately $350,000 of accrued interest on such subordinated debt.

The Offering

     This prospectus covers 1,317,707 shares of our common stock, par value $.01 per share, that may be offered for resale from time to time by certain of our shareholders who are identified later in this prospectus. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

Common stock offered:	1,317,707 shares
Common stock to be outstanding after the offering:	11,178,129 shares
New York Stock Exchange symbol:	MLR

RISK FACTORS

     An investment in the shares offered hereby involves a significant degree of risk. You should carefully consider the risks described below and all other information contained in this prospectus before you decide to buy our common stock. While we have described all risks and uncertainties that we believe to be material to our business, it is possible that other risks and uncertainties that affect our business will arise or become material in the future.

We have a high level of indebtedness and certain requirements that we must comply with under our credit facilities that may affect the growth and profitability of our business.

     As of May 28, 2004, after giving effect to the use of proceeds from our recently completed private placement of common stock discussed earlier in this prospectus, our debt included approximately $24.5 million under our senior credit facility and $4.3 million under our junior credit facility. Both of these facilities mature in July 2005.

     As a consequence of our level of indebtedness, a substantial portion of our cash flow from operations as well as from sales of our distributorships must be dedicated to debt service requirements. The terms of our outstanding indebtedness restrict our ability and our subsidiaries’ ability to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments or investments in certain situations, consummate certain asset sales, enter into certain transactions with affiliates, incur liens, or merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our or their assets. Our credit facilities also require us to meet certain financial tests and comply with certain other reporting, affirmative and negative covenants. We have experienced difficulties meeting these financial tests in the past and may continue to do so in the future. In addition, our substantial indebtedness may make us more vulnerable to general adverse economic and industry conditions. Our credit facilities are collateralized by liens on all of our assets. The liens give the lenders the right to foreclose on our assets under certain defined events of default and such foreclosure could allow the lenders to gain control of our operations.

     If we were to fail to comply with the requirements under the credit facilities, such non-compliance would result in an event of default, which if not waived by the lending groups would result in the acceleration of the amounts due under the respective credit facility as well as other remedies. Under these circumstances, we could be required to find alternative funding sources, or to sell assets. We will be required to refinance or extend the maturity of both debt facilities in any event upon their maturity dates in July 2005. There is no assurance that we would be able to obtain any such refinancing or that we would be able to sell assets on terms that are acceptable to us or at all. If we were to be unsuccessful in our efforts to refinance the credit facility, we might be required to seek bankruptcy court or other protection from our creditors.

The wind down of our towing services division may divert the attention of our management from our core manufacturing business and we still have retained certain liabilities related to the towing services division.

     We sold all of our towing services businesses in a relatively short period of time during fiscal 2003. The net cash proceeds from these sales exceeded the RoadOne revolving commitment under the senior credit facility associated with the sold operations, as well as other associated liabilities. Almost all of these businesses will continue to operate under new ownership and in general their customary operating liabilities have been assumed by the new owners. We nevertheless will be subject to some continuing liabilities with respect to the pre-sale operations of these businesses, including, for example, liabilities related to litigation, certain trade payables, parent guarantees, workers compensation and other insurance, surety bonds, and real estate. It is possible that the sale proceeds and the remaining assets of the towing services segment will not be sufficient to satisfy such liabilities. We may also be subject to inefficiencies, management distractions, additional expenses and uncertainties resulting from the rapid wind down of the infrastructure that was developed to provide administrative support to over 100 towing service locations. Although we believe that we can manage the wind down effectively, there can be no assurance that such will be the case. Even if we are able to manage the wind down effectively, it may nevertheless have an adverse impact on our operating results.

     In addition, we have experienced difficulty in maintaining our insurance and surety bond coverage primarily as a result of disruption in these markets resulting from the events of September 11, 2001, general economic conditions and our operating results.

We have experienced certain difficulties and unexpected expenses, and may continue to do so, related to entering into new lines of business.

     Historically, our expertise has been in the manufacture of towing and recovery equipment and we had no prior operating experience in other lines of business prior to 1997. Commencing during fiscal 1997, we entered three new lines of business through the acquisition of towing and recovery equipment distributors and towing services companies, and the establishment of our Financial Services Group. Our operation of these businesses has been subject to all of the risks inherent in the establishment of a new business enterprise. Such acquisitions presented the additional risk that newly-acquired businesses could be viewed as being in competition with our other customers. Although the new businesses are closely related to our towing and recovery equipment manufacturing business, we experienced difficulties and unexpected expenses establishing and operating these new businesses, and may continue to experience such difficulties and expenses as we wind down the towing services segment and the distribution group.

Our business is subject to the cyclical nature of our industry, general economic conditions and weather. Adverse changes with respect to any of these factors may lead to a downturn in our business.

     The towing and recovery industry is cyclical in nature and has been affected historically by high interest rates, insurance costs, and economic conditions in general. Accordingly, a downturn in the economy could have a material adverse effect on our operations, as has been the case during the current general economic downturn. The industry is also influenced by consumer confidence and general credit availability, and by weather conditions, none of which is within our control.

Our dependence upon outside suppliers for our raw materials and other purchased component parts, leaves us subject to price increases and delays in receiving supplies of such materials or parts.

     We are dependent upon outside suppliers for our raw material needs and other purchased component parts and, therefore, are subject to price increases and delays in receiving supplies of such materials and component parts. There can be no assurance that we will be able to pass any price increase on to our customers. Although we believe that sources of our materials and component parts will continue to be adequate to meet our requirements and that alternative sources are available, events beyond our control could have an adverse effect on the cost or availability of such materials and component parts.  Additionally, demand for our products could be negatively affected by the unavailability of truck chassis, which are manufactured by third parties and are typically purchased separately by our distributors or by towing operators and are sometimes supplied by us.

Our competitors could impede our ability to attract new customers, or attract current customers away from us.

     The towing and recovery equipment manufacturing industry is highly competitive. Competition for sales exists at both the distributor and towing-operator levels and is based primarily on product quality and innovation, reputation, technology, customer service, product availability and price. In addition, sales of our products are affected by the market for used towing and recovery equipment. Certain of our competitors may have substantially greater financial and other resources and may provide more attractive dealer and retail customer financing alternatives than us. We may also face significant competition from large competitors as we enter other new lines of business, including financial services.

Our future success depends upon our ability to develop proprietary products and technology.

     Historically, we have been able to develop or acquire patented and other proprietary product innovations which have allowed us to produce what management believes to be technologically advanced products relative to most of our competition. Certain of our patents expire in 2004 at which time we may not have a continuing competitive advantage through proprietary products and technology. In addition, pursuant to the terms of a consent judgment entered into in 2000 with the Antitrust Division of the U.S. Department of Justice, we are required to offer non-exclusive royalty-bearing licenses to certain of our key patents to all wrecker and car carrier manufacturers. Our historical market position has been a result, in part, of our continuous efforts to develop new products. Our future success and ability to maintain market share will depend, to an extent, on new product development.

We depend upon skilled labor to manufacture our products. If we experience problems hiring and retaining skilled labor, our business may be negatively affected.

     The timely production of our wreckers and car carriers requires an adequate supply of skilled labor. In addition, the operating costs of each manufacturing facility can be adversely affected by high turnover in skilled positions. Accordingly, our ability to increase sales, productivity and net earnings will be limited to a degree by our ability to employ the skilled laborers necessary to meet our requirements. There can be no assurance that we will be able to maintain an adequate skilled labor force necessary to efficiently operate our facilities. The United Auto Workers Union filed a representation petition with the National Labor Relations Board for the employees at our Ooltewah, Tennessee manufacturing plant. A vote was held on such union representation on April 11, 2002. The employees of the Ooltewah manufacturing plant voted against joining the United Auto Workers Union. There can be no assurance that the employees at the Ooltewah manufacturing plant or other of our employees may not choose to become unionized in the future.

If our common stock was delisted from the New York Stock Exchange the market for our common stock may be substantially less active and it may impair the ability of our shareholders to buy and sell our common stock.

     To remain listed on the New York Stock Exchange, the average closing price of our stock must not drop below $1.00 per share for 30 days or more. Our common stock price was below $1.00 per share for an extended period during 2001 and the common stock was in danger of being delisted. A one-for-five reverse stock split was effected on October 1, 2001, and the price of the common stock has not been below $2.10 since that time. We received notification from the New York Stock Exchange on June 26, 2003 that, based on market information and information in our recent public filings, we were not in compliance with the New York Stock Exchange’s continued listing standards. The New York Stock Exchange requires shareholders’ equity of not less than $50.0 million and a 30-day average market capitalization of $50.0 million. Our shareholders’ equity was $37.0 million as of March 31, 2004. As of May 28, 2004, we had a 30-day average market capitalization of $96.4 million.

     We have compiled a three-pronged plan for regaining compliance with the continued listing standards. Our plan is to restructure our bank facilities and rationalize the timing of our debt service, dispose of our remaining RoadOne and distributor operations within the time period specified and focus all of our resources, manpower as well as financial, on returning the manufacturing operations to their historically profitable levels. In September 2003, we were notified that the New York Stock Exchange accepted our plan to regain compliance with the New York Stock Exchange continued listing standards related to shareholders’ equity and market capitalization within an eighteen month timeframe. With the approval by shareholders of the conversion of a portion of our subordinated debt into our common stock, we have completed the restructuring of our facilities. We have also disposed of the remainder of our RoadOne operations and are in the process of disposing of our distributors. During this timeframe, we will be subject to quarterly monitoring for compliance by the New York Stock Exchange.

     If our common stock were to be delisted from the New York Stock Exchange, it is likely that the trading market for our common stock would be substantially less active, and the ability of shareholders to buy and sell shares of our common stock would be materially impaired. In addition, the delisting of our stock could adversely affect our ability to enter into future equity financing transactions. In the event that our stock is delisted from the New York Stock Exchange, we would pursue listing on an alternative national securities exchange or association.

Any loss of the services of our key executives could have a material adverse impact on our operations.

     Our success is highly dependent on the continued services of our management team. The loss of services of one or more key members of our senior management team could have a material adverse effect on us.

A product liability claim in excess of our insurance coverage or an inability to acquire insurance at commercially reasonable rates could have a material adverse effect upon our business.

     We are subject to various claims, including automobile and product liability claims arising in the ordinary course of business, and may at times be a party to various legal proceedings incidental to our business. We maintain reserves and liability insurance coverage at levels based upon commercial norms and our historical claims experience. A successful product liability or other claim brought against us in excess of our insurance coverage or the inability of us to acquire insurance at commercially reasonable rates could have a material adverse effect upon our business, operating results and financial condition.

A continued increase in insurance and fuel costs will have a material effect upon our business.

     As a result of the events of September 11, 2001 and other general economic factors, we have experienced a substantial increase in our insurance costs and have experienced fluctuations in fuel and other transportation costs. Our customers have also experienced reduced availability of credit for purchasing equipment. There can be no assurance that these costs will not continue to increase for us. Such increases have had, and may continue to have, a material effect upon our business and operating results.

Our stock price may fluctuate greatly as a result of the general volatility of the stock market.

     From time to time, there may be significant volatility in the market price for our common sock. Our quarterly operating results, changes in earnings estimated by analysts, changes in general conditions in our industry or the economy or the financial markets or other developments affecting us could cause the market price of the common stock to fluctuate substantially. In addition, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance.

Our Chairman and Co-Chief Executive Officer owns a substantial interest in our common stock. He may vote his shares in ways with which you disagree.

     William G. Miller, our chairman, beneficially owns approximately 20% of the outstanding shares of common stock. Accordingly, Mr. Miller has the ability to exert significant influence over our business affairs, including the ability to influence the election of directors and the result of voting on all matters requiring shareholder approval.

Our charter and bylaws contain anti-takeover provisions that may make it more difficult or expensive to acquire us in the future or may negatively affect our stock price.

     Our charter and bylaws contain restrictions that may discourage other persons from attempting to acquire control of us, including, without limitation, prohibitions on shareholder action by written consent and advance notice requirements respecting amendments to certain provisions of our charter and bylaws. In addition, our charter authorizes the issuance of up to 5,000,000 shares of preferred stock. The rights and preferences for any series of preferred stock may be set by the board of directors, in its sole discretion and without shareholder approval, and the rights and preferences of any such preferred stock may be superior to those of common stock and thus may adversely affect the rights of holders of common stock.

FORWARD LOOKING STATEMENTS

     Certain statements in this prospectus may be deemed to be forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are made based on our management’s belief as well as assumptions made by, and information currently available to, our management pursuant to “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from the results anticipated in these forward-looking statements due to, among other things, factors set forth above under the heading “Risk Factors,” and in particular, the risks associated with the wind down of the towing services segment and the risks associated with the terms of our substantial indebtedness. We caution that such factors are not exclusive. We do not undertake to update any forward-looking statement that may be made from time to time by us, or on our behalf.

SELLING SHAREHOLDERS

     The following table sets forth the names of the selling shareholders, the number of shares beneficially owned by each selling shareholder as of June 1, 2004, the percentage of our total outstanding common stock owned by each selling shareholder as of June 1, 2004 (unless such percentage is less than 1%), and the maximum number of shares that may be offered for sale by such selling shareholder pursuant to this prospectus.

     An aggregate of 1,317,707 shares of common stock are covered for possible sale by the selling shareholders using this prospectus. These shares were issued to the selling shareholders pursuant to exchange agreements that were entered into in connection with the conversion of our subordinated debt and warrants to common stock. We will not receive any proceeds from any sale of the shares. Except as set forth in the footnotes to the table below, no selling shareholder has had any position, office, or other material relationship with us or any of our predecessors or affiliates within the past three years.

	Total Number of	Total Number of		Percentage
	Shares Beneficially	Shares Offered for	Percentage	Owned After the
	Owned (1)	Resale (2)	Owned (3)	Offering (4)

Harbourside Investments, LLLP (5)	583,556	583,556	5.22%	*

Contrarian Funds, LLC	734,151	734,151	6.57%	*

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*	Less than 1%
(1)	Includes all shares beneficially owned by the selling shareholder, whether or not registered hereunder.
(2)	Only the shares registered hereunder, as shown in this column for each person, may be offered and resold by the selling shareholder pursuant to this prospectus. There is no assurance, however, that any of the selling shareholders will sell any or all of such shares.
(3)	Each selling shareholder’s percentage was calculated by dividing the total number of shares outstanding as of June 1, 2004 (11,178,129) by the selling shareholder’s number of beneficially owned shares.
(4)	Assumes all shares registered hereunder are sold by the selling shareholder.
(5)	William G. Miller, our Chairman and Co-Chief Executive Officer and a direct holder of approximately 14% of our outstanding common stock is the general partner of, and controls, Harbourside. Jeffrey I. Badgley, our President and Co-Chief Executive Officer, J. Vincent Mish, our Executive Vice President and Chief Financial Officer, and Frank Madonia, our Executive Vice President, Secretary and General Counsel, are all limited partners of Harbourside.

     The selling shareholders may offer and sell all or a portion of the shares from time to time, but are under no obligation to offer or sell any of the shares. Because the selling shareholders may sell all, none, or any part of the shares from time to time, no estimate can be given as to the number of shares that will be beneficially owned by the selling shareholders upon termination of any offering by them, or as to the percentage of our total outstanding common stock that the selling shareholders will beneficially own after termination of any offering.

     This prospectus also covers possible sales by certain persons who may become the record or beneficial owners of some of the shares as a result of certain types of private transactions, including but not limited to, gifts, private sales, distributions, and transfers pursuant to a foreclosure or similar proceeding by a lender or other creditor to whom shares may be pledged as collateral to secure an obligation of a named selling shareholder. Each such potential transferee of a named selling shareholder is hereby deemed to be a selling shareholder for purposes of selling shares using this prospectus. To the extent required by applicable law, information (including the name and number of shares owned and proposed to be sold) about such transferees, if there shall be any, will be set forth in an appropriate supplement to this prospectus.

PLAN OF DISTRIBUTION

     The shares may be offered and sold by or for the account of the selling shareholders (or their pledgees, donees, or transferees), from time to time as market conditions permit, on the New York Stock Exchange, any other exchange on which the shares may be listed, over the counter, or otherwise, at prices and on terms then prevailing or in negotiated transactions. The shares may be sold by one or more of the following methods, without limitation:

  a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker or dealer (including a specialist or market maker) as principal and resale by such broker or dealer for its account pursuant to this prospectus;

  an underwritten offering, subject to compliance with applicable disclosures concerning the identity and compensation arrangements of each firm acting as underwriter;

  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  face-to-face transactions between sellers and purchasers without a broker-dealer;

  transactions in options, swaps, or other derivatives (whether exchange listed or otherwise);

  sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers; and

  any combination of the foregoing, or by any other legally available means.

     In addition, the selling shareholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

     In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the selling shareholders and/or the purchasers of the shares for whom such brokers or dealers act as agents or to whom they sell as principals, or both, in amounts to be negotiated (which compensation as to a particular broker-dealer might be in excess of customary commissions). At the time a particular offer of shares is made by one or more of the selling shareholders, a prospectus supplement, if required, will be distributed to set forth the aggregate number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, and other items constituting compensation from the selling shareholders, and any discounts, commissions, or concessions allowed or reallocated or paid to dealers, including the proposed selling price to prospective purchasers. The selling shareholders and such brokers and dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.

     There can be no assurance, however, that all or any of the shares will be offered by the selling shareholders. We know of no existing arrangements between any selling shareholders and any broker, dealer, finder, underwriter, or agent relating to the sale or distribution of the shares.

     We will not receive any of the proceeds of any sale of shares by the selling shareholders. We will bear approximately fifty percent of the expenses of the registration of this offering under the Securities Act including, without limitation, registration and filing fees, printing expenses, fees and disbursements of our counsel and independent public accountants, transfer taxes, fees of transfer agents and registrars, and costs of insurance, if any. All underwriting discounts, selling commissions, and broker’s fees applicable to the sale of any shares will be borne by the selling shareholders or by such persons other than us as agreed by and among the selling shareholders and such other persons.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the resale shares by the selling shareholders. All proceeds from the sale of the resale shares will be solely for the accounts of the selling shareholders.

LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered hereby have been passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia. As of the date hereof, no attorneys at Kilpatrick Stockton LLP who worked on the preparation of this prospectus beneficially own a substantial interest in our common stock.

EXPERTS

     Our financial statements as of and for the year ended December 31, 2003 have been incorporated by reference herein and in the registration statement of which this prospectus forms a part in reliance upon the reports of Joseph Decosimo and Company, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K as of December 31, 2002 and for the year ended December 31, 2002, the eight month period ended December 31, 2001 and the year end April 30, 2001 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Notes 2 and 8 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     PricewaterhouseCoopers LLP were our independent public accountants for the fiscal year ended December 31, 2002. On October 3, 2003, PricewaterhouseCoopers LLP resigned as our principal accountants. On October 9, 2003 we engaged Joseph Decosimo and Company, LLP to be our principal accountants. The decision to engage Joseph Decosimo and Company, LLP was made upon the recommendation of our Audit Committee and the approval of our Board of Directors. During our two most recent fiscal years and the subsequent interim period through October 9, 2003, we have not consulted with Joseph Decosimo and Company, LLP regarding any matter requiring disclosure under Regulation S-K, Item 304(a)(2)(i) and (ii).

     The report of PricewaterhouseCoopers LLP for the year ended December 31, 2002 included an explanatory paragraph. This explanatory paragraph was included as a result of us being in default of certain covenants under our senior and subordinated credit facility agreements, and because our subordinated credit facility matured on July 23, 2003. The senior and subordinated credit facility agreements contain certain cross-default provisions and provide for the acceleration of amounts due as well as other remedies in the event of default. The report of PricewaterhouseCoopers LLP indicated that these circumstances raise substantial doubt about our ability to continue as a going concern.

     The report of PricewaterhouseCoopers LLP for the period ending December 31, 2001 included a separate paragraph regarding our default under certain credit agreements and related waivers.

     Except as described in the two preceding paragraphs, neither of the reports of PricewaterhouseCoopers LLP on our financial statements for the year ended December 31, 2002, the eight months ended December 31, 2001, and the year ended April 30, 2001 contained an adverse opinion or disclaimer of opinion, nor was either qualified or modified as to uncertainty, audit scope, or accounting principle.

     In connection with its audits of us for the two most recent fiscal years and through October 3, 2003, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference to the subject matter of the disagreements in their reports on the financial statements for such fiscal years.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” in this prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

  our Annual Report on Form 10-K for our fiscal year ended December 31, 2003, filed with the SEC on March 26, 2004;

  our definitive Proxy Statement for our Annual Meeting of Shareholders, filed with the SEC on January 23, 2004;

  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 14, 2004;

  our Current Reports on Form 8-K, filed with the SEC on January 27, 2004, March 23,2004 and May 12, 2004; and

  the description of our common stock set forth in our registration statement filed under Section 12 of the Securities Exchange Act on Form 8-A, file number 34-14124, including any amendment or report filed with the SEC for the purpose of updating such description.

     We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to: Miller Industries, Inc., 8503 Hilltop Drive, Ooltewah, Tennessee 37363, Attn: Chief Financial Officer; (423) 328-4171.

WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of an amendment on Form S-3 to a registration statement that was originally filed on Form S-1 with the SEC covering the shares of common stock being offered by certain of our shareholders. This prospectus does not contain all of the information presented in the registration statement, and you should refer to that registration statement with its exhibits for further information. Statements in this prospectus describing or summarizing any contract or other document are not complete, and you should review the copies of those documents filed as exhibits to the registration statement for more detail. You may read and copy the registration statement and any documents incorporated by reference at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or 175 Jackson Boulevard, Suite 900, Chicago, Illinois. For information on the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. You can also inspect our registration statement on the Internet at the SEC’s web site, http://www.sec.gov.

     We are required to file annual, quarterly, and current reports, proxy and information statements and other information with the SEC. You can review this information at the SEC’s Public Reference Room or on the SEC’s web site, as described above.